UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Hill International, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

431466101

(CUSIP Number)

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE AIRFLOW CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,889,054
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,889,054
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,889,054
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.05%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		2,201,138
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

2,201,138
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,201,138
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.85%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,555,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,555,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,555,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.72%
14	TYPE OF REPORTING PERSON

PN

5

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,555,256
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,555,256
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,555,256
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.72%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,090,192
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,090,192
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,090,192
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.90%
14	TYPE OF REPORTING PERSON

OO

7

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		465,064
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

465,064
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

465,064
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

OO

8

CUSIP No. 431466101

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,799,621
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,799,621
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,799,621
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.14%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 431466101

The following constitutes the Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)       This statement is filed by:

(i)	Engine Capital LP, a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Airflow Capital, L.P., a Delaware limited partnership (“Engine Airflow”), with respect to the Shares directly and beneficially owned by it;
(iv)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital, Engine Jet and Engine Airflow;
(v)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(vi)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;
(vii)	Engine Investments II, LLC, a Delaware limited liability company (“Engine Investments II”), as the general partner of Engine Airflow;
(viii)	Arnaud Ajdler, as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II (together with Engine Capital, Engine Jet, Engine Airflow, Engine Management, Engine GP, Engine Investments, and Engine Investments II, the “Engine Group”);

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)       The principal business address of each of Engine Capital, Engine Jet, Engine Airflow, Engine Management, Engine GP, Engine Investments, Engine Investments II, and Mr. Ajdler is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105.

(c)       The principal business of each of Engine Capital, Engine Jet and Engine Airflow is investing in securities. Engine Management is the investment manager of each of Engine Capital, Engine Jet and Engine Airflow. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Engine Investments II serves as the general partner of Engine Airflow. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP, Engine Investments and Engine Investments II.

10

CUSIP No. 431466101

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Airflow, Engine Capital, and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 465,064 Shares directly and beneficially owned by Engine Airflow is approximately $2,549,492, including brokerage commission. The aggregate purchase price of the 2,779,054 Shares directly and beneficially owned by Engine Capital is approximately $12,024,694, including brokerage commissions. The aggregate purchase price of the 2,201,138 Shares directly and beneficially owned by Engine Jet is approximately $10,962,209, including brokerage commissions.

The 244,365 Shares held directly by Mr. Ajdler were awarded to him in his capacity as a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On August 16, 2022, Global Infrastructure Solutions Inc., a Delaware corporation (“Parent”), Liberty Acquisition Sub Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which, upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Parent has agreed to cause Merger Sub to commence a cash tender offer (the “Offer”) to purchase all of the outstanding Shares (such amount, or any other amount per Share paid in the Offer in accordance with the Merger Agreement, the “Offer Price”), and (ii) following the consummation of the Offer, Merger Sub will be merged with and into the Issuer with the Issuer continuing as the surviving corporation (the “Merger”), on the terms and subject to the conditions set forth in the Merger Agreement.

Concurrently with the execution of the Merger Agreement, the Reporting Persons entered into a Tender and Support Agreement with Parent and Merger Sub (the “Tender and Support Agreement”) pursuant to which the Reporting Persons agreed, among other things, to vote against other proposals to acquire the Company and, subject to certain exceptions, to tender their Shares pursuant to the Offer. The Tender and Support Agreement terminates in certain circumstances, including in connection with (i) the Board’s determination to change its recommendation with respect to the Transactions (as defined in the Merger Agreement) and (ii) any modification or amendment to, or the waiver of any provision of, the Merger Agreement as in effect on the date of the Tender and Support Agreement or the Offer that is effected, in either case, without the written consent of the Reporting Persons, that decreases the amount, or changes the form or terms of consideration payable for their Shares pursuant to the Merger Agreement or adversely affects the rights of the Reporting Persons.

11

CUSIP No. 431466101

The foregoing summary description of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the Tender and Support Agreement attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 57,172,994 Shares outstanding as of August 1, 2022, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 9, 2022.

A.	Engine Airflow
(a)	As of the close of business on August 18, 2022, Engine Airflow directly owned 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Airflow has not entered into any transactions in the Shares during the past sixty days.
B.	Engine Capital
(a)	As of the close of business on August 18, 2022, Engine Capital directly owned 2,889,054 Shares.

Percentage: Approximately 5.05%

(b)	1. Sole power to vote or direct vote: 2,889,054
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,889,054
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Capital has not entered into any transactions in the Shares during the past sixty days.
12

CUSIP No. 431466101

C.	Engine Jet
(a)	As of the close of business on August 18, 2022, Engine Jet directly owned 2,201,138 Shares.

Percentage: Approximately 3.85%

(b)	1. Sole power to vote or direct vote: 2,201,138
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,201,138
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Jet has not entered into any transactions in the Shares during the past sixty days.
D.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Airflow, Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Airflow, Engine Capital and Engine Jet. As of the date hereof, Engine Management may be deemed to beneficially own 5,555,256 Shares.

Percentage: Approximately 9.72%

(b)	1. Sole power to vote or direct vote: 5,555,256
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,555,256
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares during the past sixty days.
E.	Engine GP
(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 5,555,256 Shares owned in the aggregate by Engine Capital, Engine Jet and Engine Airflow.

Percentage: 9.72%

(b)	1. Sole power to vote or direct vote: 5,555,256
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,555,256
4. Shared power to dispose or direct the disposition: 0

(c)	Engine GP has not entered into any transactions in the Shares during the past sixty days.
13

CUSIP No. 431466101

F.	Engine Investments
(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the Shares owned directly by Engine Capital and Engine Jet. As of the date hereof, Engine Investments may be deemed to beneficially own 5,090,192 Shares.

Percentage: Approximately 8.90%

(b)	1. Sole power to vote or direct vote: 5,090,192
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,090,192
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares during the past sixty days.
G.	Engine Investments II
(a)	Engine Investments II, as the general partner of Engine Airflow may be deemed to beneficially own the Shares owned directly by Engine Airflow. As of the date hereof, Engine Investments II may be deemed to beneficially own 465,064 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 465,064
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 465,064
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments II has not entered into any transactions in the Shares during the past sixty days.
H.	Arnaud Ajdler
(a)	As of the close of business on the date hereof, Mr. Ajdler beneficially owned directly 244,365 Shares issuable upon settlement of deferred stock units held by Mr. Ajdler. Mr. Ajdler, as the managing member of Engine Management, Engine GP, Engine Investments and Engine Investments II, may be deemed to beneficially own the 5,555,256 Shares owned beneficially by Engine Management, Engine Investments, and Engine Investments II.

Percentage: Approximately 10.14%

(b)	1. Sole power to vote or direct vote: 5,799,621
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,799,621
4. Shared power to dispose or direct the disposition: 0

(c)	Other than as set forth in Item 6, Mr. Ajdler has not entered into any transactions in the securities of the Issuer during the past sixty days.

14

CUSIP No. 431466101

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On July 6, 2022, Mr. Ajdler was granted 43,103 deferred stock units pursuant to the Issuer's 2017 Equity Compensation Plan, which vest upon Mr. Ajdler’s retirement or termination of service from the Board. On July 1, 2022, Mr. Ajdler was granted 7,267 deferred stock units pursuant to the Issuer's 2017 Equity Compensation Plan, which vest upon Mr. Ajdler’s retirement or termination of service from the Board.

On August 16, 2022, the Reporting Persons and the Issuer entered into the Tender and Support Agreement as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Tender and Support Agreement, dated August 16, 2022.

15

CUSIP No. 431466101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 18, 2022

Engine Airflow Capital, L.P.

By:	Engine Investments II, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC, General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

16

CUSIP No. 431466101

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments II, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
ARNAUD AJDLER

17